Teradata Corporation

1700 S. Patterson Boulevard

Dayton, OH 45479

July 2, 2007

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Form 10 Filed May 10, 2007

File No. 001-33458

Dear Mr. Kronforst,

Thank you for your comment letter dated June 8, 2007 (the “Comment Letter”). We are interested in continuing to enhance our disclosures and, with that objective, have considered the Commission’s comments. Set forth below is the response of the Teradata Corporation (the “Company”) to the Staff’s comments based on its review of Teradata’s Form 10 filed May 10, 2007 (File No. 001-33458). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. For your convenience, we have also provided, via U.S. Mail, a hardcopy of this response letter and a hardcopy version of our amended Form 10 filing that is marked for changes since the initial Form 10 that was filed on May 10, 2007. Please do not hesitate to contact me if there are any comments or questions concerning our responses or if we can be of further assistance.

Form 10

The Teradata Data Warehousing Business of NCR Corporation Selected Financial Data, page 12

1.	Please revise your Selected Financial Data, pro forma information and financial statements to provide pro forma basic and diluted earnings per share.

Response:

We have revised the Selected Financial Data and financial statements to provide pro forma basic and diluted earnings per share in response to the Staff’s comment. Please see pages 13 and F-3 of the amended Form 10. We have also revised Note 1 to include a policy description of how the number of pro forma basic and diluted shares outstanding was determined. Please see page F-11 of the amended Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations, page 47

2.	We note your disclosure on page 13 that indicates that you are currently under “changing and aggressive competitive pricing.” Tell us how you have considered quantifying the amount of the change in reported revenue that is attributable to changes in volume versus changes in price. Also, tell us whether this represents a trend or uncertainty that is reasonably likely to affect your results. Refer to Items 303(a)(3)(ii) and (iii) of Regulation S-K.

Response:

Teradata competes in the data warehousing market. Like the technology industry overall, this market has historically and will continue to face rapid change due to the fast pace of technological improvements in processing performance that result in significant increases in hardware capacity and speed on an annual basis. This phenomenon, commonly referred to as the price/performance curve, drives lower hardware prices that are generally balanced by higher volumes due to market demands to manage more data and queries against that data. As with other competitive industries, the data warehousing market is also subject to ongoing competitive pricing pressures among data warehouse vendors.

Based on our review and analysis of these pricing trends, we do not believe that their impact is quantifiable on our results with any degree of certainty. We do not have a factual, supportable and objective means of quantitatively measuring the impact of changes in reported revenue that are attributable to changes in volume versus changes in price because we generally sell integrated hardware and software solutions with many variables that have different effects on pricing. That said, Teradata has historically and will continue to price competitively with the market, and we do not anticipate any significant change in technological and competitive pricing trends for the foreseeable future.

We have revised our Risk Factor disclosures in light of the Staff’s comment to provide more detail regarding the nature of these general pricing pressures. Please see page 14 of the amended Form 10. In addition, we revised our disclosure under Future Trends to address the impact that price changes may have on future results. Please see page 47 of the amended Form 10.

3.	We note that your disclosure regarding the increases in revenue is general in nature. In this regard, your disclosure that “the growth was driven by the need for more centralized data warehouse systems” does not provide sufficient explanation as to why revenues have increased. Your disclosures should describe how revenues from specific products and services have changed and provide quantification of these changes. In this regard, we note that services revenues increased 8% in 2006, but your current disclosures provide no explanation for this increase. Please revise your disclosures to provide a more detailed discussion of the factors that impacted revenue.

Response:

We have revised the sections under Results of Operations in response to the Staff’s comment. Please see pages 48 and 51 of the amended Form 10.

Income Taxes, page 49

4.	We note the disclosure of your tax rate excluding the effect of certain income tax benefits. This appears to be a non-GAAP measure. Please tell us how you considered the requirements of Item 10(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised this section to remove the non-GAAP measure and to present the effective tax rate for each period in accordance with the requirements of Item 10(e)(1) of Regulation S-K. Please see page 53 of the amended Form 10.

Financial Statements

General

5.	Please revise your registration statement to include updated financial statements. Refer to Rule 3-12 of Regulation S-X.

Response:

In the amended Form 10, we have included Teradata’s financial statements as of March 31, 2007, and for the three month periods ended March 31, 2007 and 2006.

Note 1. Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-7

6.	Please tell us more about your software subscription arrangements. Describe the nature of the subscription-based arrangements, the deliverables, and the typical contract duration. As part of your response, identify the characteristic that results in these arrangements being accounted for as subscriptions. In addition, tell us where you classify the revenue related to these arrangements. Refer to any accounting guidance as appropriate.

Response:

Our software subscription agreements provide our customers with rights to receive unspecified when-and-if-available software upgrades or enhancements. Software subscriptions do not include any other rights, such as additional software products, and are accounted for as postcontract customer support using the residual method in accordance with paragraph 12 of Statement of Position 97-2, Software Revenue Recognition. The portion of the fee allocated to a subscription agreement is recognized ratably over its contractual term. The duration of the contracts range from one to three years and the revenue related to these arrangements is classified in the “Product revenue” caption in the Statement of Income.

Long-Lived Assets, page F-9

7.	We note that you use the sum-of-the-years’ digits method to amortize capitalized software costs. Please tell us how you considered paragraph 8 of SFAS 86 when determining your method of amortization.

Response:

Our accounting policy of amortizing capitalized software costs using the sum-of-the-years’ digits method approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, in all material respects. Due to the relatively short timeframe between releases of our software upgrades and enhancements, the revenue for a specific version is typically higher in the first year followed by declining revenues in the subsequent years. We have analyzed the results from using the sum-of-the-years’ digit method and found that there is not a material difference to the proportionate revenue approach, as required by SFAS 86. Each period, we will continue to monitor the results from the use of this accounting convention. We have revised Note 1 to clarify that the sum-of-the-year’s digit method materially approximates the amortization results of the proportionate revenue approach, as required by SFAS 86. Please see page F-9 of the amended Form 10.

Note 11. Segment, Other Supplemental Information and Concentrations, page F-24

8.	We note your disclosure on pages 60 and 61 that describes your key software and hardware products. Please tell us what consideration you have given to quantifying revenue for these key products in accordance with paragraph 37 of SFAS 131.

Response:

Our data warehousing hardware and software products are often sold and delivered together in the form of a “node” of capacity as an integrated technology solution. Accordingly, we do not maintain separate revenue data for our data warehousing hardware and software products.

In response to the Staff’s comment and in accordance with paragraph 37 of SFAS 131, we have revised our disclosure in Note 11 to state that we cannot practicably provide this enterprise-wide disclosure. Please see pages F-26 and F-27 of the amended Form 10.

In addition the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Michael Koehler

Michael Koehler

President and Chief Executive Officer

Teradata Corporation

770-623-7735

cc:	NCR Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

James M. Ringler, NCR Chairman of the Board of Directors

William R. Nuti, NCR President and Chief Executive Officer

Robert Fishman, NCR Vice President and Interim Chief Financial Officer